100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7
Tel: +1 (416) 915-4149

444 Cedar Street, Suite 2060, St. Paul, MN 55101
Tel: +1 (651) 389-4100

www.polymetmining.com

TSX: POM, NYSE MKT: PLM

NEWS RELEASE	2015-01

POLYMET SECURES US$30 MILLION LOAN FACILITY – DRAWS US$8 MILLION

St. Paul, Minn., February 2, 2015 – PolyMet Mining Corp. TSX: POM; NYSE MKT: PLM – today reported that its wholly-owned subsidiary Poly Met Mining, Inc. (together “PolyMet” or the “Company”) has entered into a US$30 million loan facility with Glencore AG, a wholly-owned subsidiary of Glencore plc (together “Glencore”).

The Loan Facility comprises four secured debentures issued by Poly Met Mining, Inc. and guaranteed by PolyMet Mining Corp., each debenture due on the earlier of March 31, 2016 or the availability of at least $100 million of construction finance:

1.	First tranche of US$8 million issued January 30, 2015

2.	Second tranche of US$8 million to be issued on or before April 15, 2015

3.	Third tranche of US$8 million to be issued on or before July 1, 2015

4.	Fourth tranche of US$6 million to be issued on or before October 1, 2015

The interest rate on each of the debentures is 12-month US$ LIBOR plus 8%, reset for each calendar quarter using LIBOR on the last day of the previous quarter. The initial interest rate is 8.6179% . Interest will be paid in cash on the due date.

“This loan facility covers our anticipated costs through 2015 as we work through completion of the final Environmental Impact Statement and subsequent issuance of permits needed to construct and operate NorthMet,” stated PolyMet President and CEO Jon Cherry.

“Our focus continues to be completion of permitting, construction finance and project implementation,” Cherry continued. “The environmental review and permitting process continues to track in line with the schedule outlined by the Commissioners of the Department of Natural Resources and the Pollution Control Agency last fall.”

At a mining forum held in Virginia, Minn. last fall sponsored by the Range Association of Municipalities and Schools, DNR Commissioner Tom Landwehr said “My goal is to have the EIS out the door next spring.” Pollution Control Agency Commissioner John Linc Stine added that his agency aims to come to a decision on those permits within 150 days of application in accordance with state law.

* * * * *

About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100 percent of Poly Met Mining, Inc., a Minnesota corporation that controls 100 percent of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100 percent of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately two million hours of construction labor, creating approximately 360 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per:	"Jon Cherry"
Jon Cherry, CEO

For further information, please contact:

Media
Bruce Richardson
Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations
Jenny Knudson
Investor Relations
Tel: +1 (651) 389-4110
jknudson@polymetmining.com

This news release does not constitute an offer to sell or the solicitation of an offer to buy any of the securities mentioned in this release. This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act of 1933, as amended. These securities described in this release have not been registered under the Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States absent an effective registration statement covering such securities or an applicable exemption from such registration requirements.

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2014 and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the three months ended October 31, 2014 for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.